

February 16, 2023

Michael Willisch, Esq.
Partner
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
Madrid, Spain 28046

>   **Re: Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo**
>   **Financiero Santander Mexico**
>   **Schedule TO-T and Schedule 13E-3 filed by Banco Santander, S.A.**
>   **Filed February 7, 2023**
>   **File No. 005-90381**

Dear Michael Willisch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your offer materials.

Schedule 13E-3 and Schedule TO-T filed February 7, 2023

Special Factors-Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer, page 21

1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to discuss how the Purchaser considered the historical prices versus the price being paid in the offer. See Instruction 2(ii) to Item 1014. Alternatively, explain why such factor was not deemed material or relevant to its fairness determination.

2. Refer to paragraph 2 in this section on page 21 of the offer to purchase. We note the disclosure there that Purchaser did not receive an analysis or report from a third party "with respect to the fairness of the U.S. Offer Price to the Unaffiliated Shareholders."

This statement and the sentence that follows are focused on a report or opinion relating specifically to fairness of the offer price. However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about any report, opinion or appraisal that is materially related to the transaction, not simply the fairness of the price being offered. Please revise to state (if accurate) that neither the Purchaser nor its affiliates received any reports from a third party materially related to this transaction. Note that oral reports or presentations are encompassed within the scope of Item 1015 and must be summarized in considerable detail in the offer materials. Please revise or advise.

3.   Refer to the last paragraph in this section on page 22. Please delete the qualifier "believes" in the first sentence of the last paragraph. Purchaser is responsible for describing all material factors in its fairness analysis.

The U.S. Offer- Section 7. Certain Information Concerning the Company, page 45

4.   Expand this section to include all of the financial projections provided to Purchaser by the Company. In addition, summarize the material assumptions and limitations underlying the projected figures.

The US Offer-Section 8. Certain Information Concerning Purchaser, page 46

5.   Please describe any transaction in the Company's securities during the past 60 days by the Purchaser and those persons listed on Schedule A. See Item 8 of Schedule TO, Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A.

6.   Please disclose the amount of shares of Santander, S.A. that are beneficially owned by each individual listed in Schedule A. See Item 8 of Schedule TO, Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A. See also, Instruction 3 to Item 1008(a) of Regulation M-A.

The U.S. Offer- Section 11. Conditions to the U.S. Offer, page 47

7.   We note the following statement on page 48: "The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted prior to the Expiration Time on the Expiration Date." When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition or proceed with the offer, or assert the condition and terminate. This statement implies that Purchaser is not under an obligation to promptly advise security holders what it will do when such event occurs. Please revise.

8.   When satisfaction of an offer condition is within the sole discretion of the Purchaser, it raises concerns that the offer is illusory in contravention of Regulation 14E. Please revise the second sentence in the last paragraph of this section on page 48.

The U.S. Offer- Section 14. Fees and Expenses, page 51

9.   Please provide a reasonably-detailed list of expenses incurred or expected to be incurred by the Purchaser in connection with the tender offer. See Item 10 of Schedule 13E-3 and Item 1007(c) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at (202) 551-3263.

        Sincerely,

        Division of Corporation Finance
        Office of Mergers & Acquisitions